February 13, 2012

United States Securities and Exchange Commission

Attn: Ms. Tia Jenkins, Senior Assistant Chief Accountant

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Jenkins:

We have received your letter dated January 24, 2012, commenting on your review of our Form 10-K for the fiscal year ended January 29, 2011, and our Form 10-Q for the fiscal quarter ended October 29, 2011. Please find a summation of your comments with our responses below.

Form 10-K for Fiscal Year End January 29, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We note your effective tax rate is substantially lower than the U.S. statutory tax rate due, in part, to the tax rate differential on foreign earnings. Please tell us how you considered providing supplemental disclosures that explain how having earnings in countries where you have different statutory tax rates impacts your effective income tax rates and obligations. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Refer to item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

In the MD&A discussion, we refer to our income tax footnote which shows the rate reconciliation for 2008-2010, quantifying the impact of foreign earnings on the domestic income tax rate. While the dollar amount related to foreign income tax differential has been relatively stable over the three years, we acknowledge that our foreign retail earnings are exhibiting more growth than the US retail business and are becoming more significant. In the future, we anticipate providing additional information in the income tax footnote that would be presented as follows:

Foreign pretax income represents $XXX.X million of the total CBI consolidated pretax income of $XXX.X million. The reduction from our federal statutory rate related to foreign earnings results primarily from our offshore entities in Asia (China, Hong Kong, Taiwan, and Vietnam) which source the majority of our product and are subject to substantially lower local country income taxes. Our weighted average foreign effective rate for fiscal years 2011, 2010 and 2009 was xx%, 9.2% and 11.0%, respectively.

Should the weighted average foreign effective rate change significantly from year to year, or if there is a known trend where it is expected to change significantly, we will discuss such changes/trends in MD&A.

Accounting for Intangible Assets, page 48

2.	We note that you performed your annual impairment testing for indefinite-lived intangible assets in the third quarter of 2010 and concluded there was no impairment. We also note your disclosure that increasing the discount rate 100 basis points or decreasing the projected revenue growth rates 100 basis points would not result in a significant impairment charge. However in the second quarter of 2011, we note that you recorded $63.6 million of pre-tax impairment charges for your indefinite-lived trade names. Please revise future filings to discuss the degree of uncertainty associated with your key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible and a description of any potential events and/or circumstances that could reasonably be expected to negatively affect the key assumptions.

We wish to supplementally advise the staff that second quarter 2011 pre-tax impairment charge for our indefinite-lived trademarks was $31.1 million.

We will revise the critical accounting policies in our future filings as requested, starting with our Form 10-K for the period ending January 28, 2012, as follows:

“Accounting for Intangible Assets

Indefinite-lived intangible assets consist of certain trademarks that are not amortized, but are tested for impairment annually and more frequently if circumstances indicate potential impairment, through a comparison of their fair value to their carrying amount.

Favorable leases, certain trademarks and other intangible assets with finite lives are amortized over their useful lives using the straight-line method. Customer relationships are amortized based on the time period over which the benefits of the asset are expected to occur.

Each period we evaluate whether events and circumstances warrant a revision to the remaining estimated useful life of each intangible asset. If we were to determine that events and circumstances warrant a change to the estimate of an intangible asset’s remaining useful life, then the remaining carrying amount of the intangible asset would be amortized prospectively over that revised remaining useful life.

The impairment test for indefinite-lived trademarks compares each trademark’s fair value to its book value. If the book value of a trademark exceeds its fair value, the trademark is considered impaired and the Company recognizes an impairment charge for the difference. The fair values of our trademarks are determined using either the relief from royalty method or the excess earnings method, which are forms of the income approach. The relief from royalty method is based on the theory that the owner of the trademark is relieved of paying a royalty or license fee for the use of the trademark. The excess earnings method calculates the value of the trademark by discounting its future cash flows. The Company evaluates the fair value of $301.4 million of its indefinite-lived trademarks using the relief from royalty method and the remaining $33.0 million of its indefinite-lived trademarks using the excess earnings method.

Management judgment is a significant factor in determining whether an indicator of impairment for trademarks has occurred. We rely on estimates in determining the fair value of certain trademarks using the relief from royalty method, which include the following critical quantitative factors:

•

Anticipated future revenues and long-term growth rates for each trademark. The relief from royalty approach to determining fair value relies on the timing and estimates of future revenues, including an estimate of long-term growth rates. Our projections of future revenues are subject to change based on actual performance and the collection of additional information. Because our financial performance is dependent upon several factors including, but not limited to, general economic cycles, fashion trends and the behavior of core customers, actual results could vary significantly from estimates and our projections may change significantly from period to period. See “Risk Factors” for a more detailed list of factors that could impact our results.

The following table illustrates the impairment charge for those trademarks valued using the relief from royalty method at various basis point (“bp”) decreases in our assumed revenue growth rates, keeping all other variables constant (potential impairment in millions):

Decrease in revenue growth rate
BP Decrease	Potential Impairment
XXX	$X.X
XXX	$X.X
XXX	$X.X
XXX	$X.X

•

Reasonable market royalty rate for each trademark. The relief from royalty approach used in determining fair value requires selection of appropriate royalty rates for each trademark. The rates selected depend upon, among other things, licensing agreements involving similar trademarks, historical and forecasted operating profit for each trademark and qualitative factors such as market awareness, history, longevity, and market size.

While we do not expect the market royalty rate to change significantly from period to period, a small change in the royalty rate used in determining the fair value of our trademarks could result in a significant impairment charge. The following table illustrates the impairment charge for those trademarks valued using the relief from royalty method at various bp decreases in our assumed market royalty rates, keeping all other variables constant:

Decrease in royalty rate
BP Decrease	Potential Impairment
XXX	$X.X
XXX	$X.X
XXX	$X.X

•

Selection of an appropriate discount rate. The relief from royalty approach requires the selection of an appropriate discount rate, which is based on a weighted average cost of capital analysis. The discount rate is subject to changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants in the Company’s industry, as well as market conditions that impact the overall value of the Company. Because the selection of the discount rate is dependent on several variables, it is possible that the discount rate could change significantly from year to year.

The following table illustrates the impairment charge for those trademarks valued using the relief from royalty method at various basis point (“bp”) increases in our assumed discount rate, keeping all other variables constant (potential impairment in millions):

Increase in discount rate
BP Decrease	Potential Impairment
XXX	$X.X
XXX	$X.X
XXX	$X.X
XXX	$X.X

We also rely on estimates in determining the fair value of certain trademarks using the excess earnings method, which include the following critical quantitative factors:

•

Anticipated future cash flows and long-term growth rates for each trademark. The excess earnings approach to determining fair value relies on the timing and estimates of future cash flows, including an estimate of long-term growth rates. Our projections of future cash flows are subject to change based on actual performance and the collection of additional information. Because our financial performance is dependent upon several factors including, but not limited to, general economic cycles, fashion trends and the behavior of core customers, actual results could vary significantly from estimates and our projections may change significantly from period to period. See “Risk Factors” for a more detailed list of factors that could impact our results.

The following table illustrates the impairment charge for those trademarks valued using the excess earnings method at various basis point (“bp”) decreases in our assumed cash flow growth rates, keeping all other variables constant (potential impairment in millions):

Decrease in cash flow growth rate
BP Decrease	Potential Impairment
XXX	$X.X
XXX	$X.X
XXX	$X.X
XXX	$X.X

•

Selection of an appropriate discount rate. The excess earnings approach requires the selection of an appropriate discount rate, which is based on a weighted average cost of capital analysis. The discount rate is subject to changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants in the Company’s industry, and the overall value of the Company. Because the selection of the discount rate is dependent on several variables, it is possible that the discount rate could change significantly from year to year.

The following table illustrates the impairment charge for those trademarks valued using the excess earnings method at various basis point (“bp”) increases in our assumed discount rate, keeping all other variables constant (potential impairment in millions):

Increase in discount rate
BP Decrease	Potential Impairment
XXX	$X.X
XXX	$X.X
XXX	$X.X
XXX	$X.X

In future periods, if our indefinite-lived trademarks were to become impaired, the resulting impairment charge could have a material adverse impact on our financial position and results of operations.”

Form 10-Q for Fiscal Quarter Ended October 29, 2011

Note 10 – Income Taxes, page 16

3.	We note your disclosure that you recorded a valuation allowance of $80.8 million against domestic deferred tax assets arising in prior years because of a change in circumstances that caused a change in judgment about the realizability of the domestic deferred tax assets. Please explain the specific change in circumstances. To the extent such changes in circumstances can be foreseen, please provide investors with insight of such assumptions and judgments in your critical accounting estimates.

As described below in Question 4, the Company’s financial performance was less than expected through the first half of 2011. As we evaluated the realizability of our deferred tax assets as of the end of Q2, we used the same updated projected financial information as was used for the impairment testing. Based on those projections, the US domestic business was still projected to have three-year cumulative book income after permanent differences at the end of 2011. Therefore, a conclusion was drawn that it was more likely than not the Company would realize its deferred tax assets, and a valuation allowance was not warranted. Nevertheless, in the MD&A section of our second quarter Form 10-Q, we stated that “if near term forecasts are not achieved, we may be required to record additional valuation allowances against our deferred tax assets. This could have a material impact on our financial position and results of operations in a particular period.”

In the third quarter, US business performance continued to degrade to an extent to which we did not anticipate. We began to roll out our revised Payless retail strategy, focusing on our budget conscious customer in the US. Elements of this strategy included offering more product at lower prices and increasing promotional activity. Further, product prices continued to increase, resulting in lower gross margin rates in the Payless domestic business than were contemplated in the Q2 forecast. Therefore, as disclosed in MD&A of our third quarter Form 10-Q, we further decreased our projections for the full year 2011 Payless domestic results.

As a result of the reduction in the full year projections, we anticipated our three-year cumulative calculation for 2011 would result in a cumulative domestic loss after permanent adjustments. Therefore, while 2009 and 2010 domestic book income after permanent adjustments was positive, a heavier weighting was placed on the projected 2011 US loss in terms of projecting future results, which resulted in the conclusion that a valuation allowance was required on the US deferred tax assets.

Disclosure was also made in the Critical Accounting Policies that “if our near-term forecasts are not achieved, we may be required to record additional valuation allowances against our deferred tax assets. This could have a material impact on our financial position and results of operations in a particular period.” To the extent we can foresee specific changes in circumstances, we will provide additional disclosures related to the assumptions and judgments around our evaluation and conclusions regarding the adequacy of our valuation allowances.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25.

4.	We note your disclosure that as a result of the decline in performance of your domestic retail businesses, you revised your financial projections related to certain trademarks and reporting units. Please explain in more detail the performance of your domestic retail business for the first two quarters of 2011 and how it compared to your financial projections included in the 2010 impairment test. Please discuss the degree to which deterioration from these expectations occurred in the second quarter 2011.

Four primary factors led to the revision of our financial projections from our 2010 impairment test and the impairment test in the second quarter of 2011:

•

Our financial performance in the first half of 2011 did not meet our expectations. Through the first two quarters of 2011, revenue for the Payless Domestic reporting segment was 8.8% below plan and revenue for the PLG Retail reporting segment was 4.0% below plan. As discussed in the Key 2011 Events section of our first quarter Form 10-Q, we initially attributed this to colder and wetter than expected weather in the northern half of the United States as well as a downturn in economic conditions facing a segment of our core consumer base. The weather in the northern half of the United States, which accounts for a significant portion of our Domestic retail business, had a particularly large negative impact on our sales of sandals. At that time, we expected the economic issues to improve as we moved through the year, which we also disclosed in our first quarter Form 10-Q. However, as the weather warmed in the second quarter of 2011, our financial results continued to be below our expectations throughout the quarter and we determined that these financial results were not temporary in nature.

•

On June 15, 2011, our Chief Executive Officer resigned and was replaced by new executive leadership. Under the new leadership, we altered our strategy in order to provide a more compelling price/value offer to budget conscious consumers and increased our promotional activity in our Payless retail stores.

•

In addition, our stock price declined significantly after our first quarter 2011 Form 10-Q filing in late May and into June 2011. This decline in our stock price caused an adverse change in our market capitalization. This adverse change in our market capitalization resulted in our increasing the discount rates used in our goodwill impairment test to reconcile an equal weighting of the income and market approaches to our market capitalization plus an appropriate control premium. The discount rates used in our intangible asset impairment test were also increased accordingly.

•

After the close of our second quarter, but before we filed our Form 10-Q, we committed to a plan to close approximately 475 retail stores in our Payless Domestic, Payless International and PLG Retail reporting segments.

As of the end of Q1, only the first factor existed, which at the time we considered temporary in nature. However, in connection with the preparation of our Q2 financial statements, we considered the continuation of the below plan operating results and the additional factors as an indicator of potential impairment in our goodwill and certain intangible assets. Therefore, in Q2 we revised our financial projections for future periods to reflect the anticipated impact of all the factors and performed an interim impairment test under ASC Topic 350 which resulted in the impairment charges recorded.

In addition, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact me at (785) 295-6059.

Regards,

/s/ Douglas G. Boessen

Douglas G. Boessen

Division Senior Vice President

Chief Financial Officer and Treasurer

cc	D. Scott Olivet
Michael J. Massey